UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023 (Report No. 5)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On August 14, 2023, G Medical Innovations Holdings Ltd. (the “Company”) issued 12,000,000 ordinary shares, par value $0.0001 per share, of the Company to the Company’s Chief Executive Officer and major shareholder, Dr. Yacov Geva, as partial compensation for extending the commitments made by Dr. Geva from time to time to finance the Company for an aggregate period of six years from 2018 through July 2024 to support the Company, if needed, by an amount of up to $10.0 million. Since 2018, Dr. Geva has provided on an annual basis a commitment to finance the Company in the event that third party financing would not be available. The Company believes that such a commitment from its Chief Executive Officer and major shareholder has been on more favorable terms to the Company than a stand by financing commitment would be from any other third party. As previously disclosed by the Company, the Company has partially compensated Dr. Geva for the above-mentioned commitments by grant of shares and warrants in April 2022 and in October 2022.

The Company is in the process of engaging a third party to evaluate the aggregate value of the financing commitments that have been made by Dr. Geva. The Company is currently evaluating the full proper compensation due to Dr. Geva for his loss of alternative investment opportunities over the aforementioned six year period. The Company reserves the right to adjust such compensation to De. Geva, upon receiving the evaluation from the third party evaluator.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063 and File No. 333-273146), filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: August 25, 2023	By:	/s/ David Seligman
		Name:	David Seligman
		Title:	Chief Financial Officer

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